Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER ANNOUNCES UPDATED PRELIMINARY ASSESSMENT AND MINERAL RESOURCE ESTIMATE FOR MONTERDE GOLD-SILVER PROJECT, MEXICO
Reduced open pit size and strip ratio, increase in measured mineral resource for Carmen Deposit
After tax IRR of 40.6% and 2 year payback at $1100 gold and $19 silver

June 8, 2011

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (NYSE AMEX:KBX, TSX:KBR) is pleased to announce that it has received the results of an updated independent Preliminary Assessment (“PA”) prepared by Micon International Limited. (“Micon”), with assistance by Kirkham Geosystems Ltd., Knight Piésold Consulting Ltd. and various consultants employed directly by Kimber on its 100% owned Monterde project, located in Mexico’s Sierra Madre mining district. This National Instrument 43-101 compliant PA is based on the updated mineral resource estimate for the Carmen deposit and the existing mineral resource estimate for the Veta Minitas deposit at Monterde prepared by Micon. The PA is based on combined open pit and underground mining and a focus on the high grade gold-silver mineralization and demonstrates significantly improved financial outcomes compared to the initial PA, a summary of which was discussed in a news release issued by Kimber on June 2, 2010.

"We continue to make progress in reducing project development risk and improving projected financial returns at Monterde," said Gordon Cummings, President & CEO of Kimber. "In the updated PA, the open pit strip ratio has been reduced by more than 50%, the open pit is smaller, and in-pit measured mineral resources now comprise 30% of open pit tonnage, with measured and indicated (“M&I) mineral resources making up 80% of open pit tonnage, and having significantly higher gold and silver grades than the inferred mineral resources. These improvements have reduced both the open pit cash costs per tonne and project capital expenditures, leading to a faster payback and higher internal rate of return (“IRR”), even when using the 2010 PA gold and silver price estimates. The higher metals prices used in the updated PA (being US$1100/oz gold and US$19/oz silver) demonstrate the degree of leverage that Monterde has to rising gold and silver prices. Moreover, the revised PA does not incorporate any results from our 2011 drilling program, which have the potential to further increase gold and silver mineral resources and enhance project economics."

Highlights of the Updated Preliminary Assessment for Monterde

Before tax (at prices of US$1100 per ounce of gold and US$19 per ounce of silver):
o	IRR of 47.9% with undiscounted net cash flows of US$585 million;
o	Project net present value (“NPV”) (at an 8% discount rate) of US$295 million.
After tax (at prices of US$1100 per ounce of gold and US$19 per ounce of silver):
o	IRR of 40.6% with undiscounted net cash flows of US$430 million;
o	Project NPV (at an 8% discount rate) of US$211.9 million;
o	Payback of pre-production capital and operating costs within 2 years.
After tax (at near spot prices of US$1500 per ounce of gold and US$35 per ounce of silver):
o	IRR of 71.9% with undiscounted net cash flows of US$876.9 million;

o	Project NPV (at an 8% discount rate) of US$471.8 million;
o	Payback of pre-production capital and operating costs after 1 year
Pre-production capital of US$100.1 million, with total life-of-mine capital cost of US$119.3 million, including a total contingency amount of US$28.3 million.

Total mine life of 15.5 years, with combination of open pit and underground production for 9.3 years at an average mill throughput of approximately 2,800 tonnes per day, followed by underground only for 6.2 years, with average mill throughput of approximately 1,000 tonnes per day.

Average annual production of 58,400 ounces of gold and 1.9 million ounces of silver for the first 9 years of production.

Life-of-mine cash costs of US$151 per ounce of gold, with silver as a by-product credit, and total costs of production, including capital costs, of US$311 per ounce of gold, with silver as a by-product credit.

Average annual production of 90,400 gold equivalent ounces for the first 9 years of production
Total production of 744,000 gold ounces and 20.2 million ounces of silver over the total mine life of 15.5 years
Life-of-mine cash costs of US$450 per gold equivalent ounce and total costs of production for life- of-mine, including capital costs, of US$538 per gold equivalent ounce.

The mine plan in the updated PA involves a combination of open pit and underground mining, with material processed in a mill in order to maximize recoveries. Further information regarding key mine plan parameters and assumptions used in this Preliminary Assessment as well as information relating to mineral resources for the Carmen deposit is included in an appendix to this news release.

Economic Analysis

The economic assessment in the PA is preliminary in nature and uses inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that this preliminary economic assessment will be realized. The inferred mineral resource used in the mine plan represents 32% of the total life-of-mine (“LOM”) mineral resource.

Analysis of various price scenarios and varying discount rates before tax

		Pre-Tax Results
Case	Case 1	Case 2	Case 3
Gold price per ounce (US$)	$1,100	$1,500	$1,050
Silver price per ounce (US$)	$19	$35	$18
IRR	47.9%	86.0%	44.1%
Undiscounted net cash flows (US$ millions)	$585.1	$1,205.5	$527.7
NPV 5% discount rate (US$ millions)	$377.3	$812.7	$337.5
NPV 8% discount rate (US$ millions)	$295.0	$655.8	$262.2
NPV 10% discount rate (US$ millions)	$251.7	$572.9	$222.6

Case 1 is base case
Case 2 is near spot May 31, 2011
Case 3 is 3 year trailing average to March 31, 2011

Analysis of various price scenarios and varying discount rates after tax

		After Tax Results
Case	Case 1	Case 2	Case 3
Gold price per ounce (US$)	$1,100	$1,500	$1,050
Silver price per ounce (US$)	$19	$35	$18
IRR	40.6%	71.9%	37.5%
Undiscounted net cash flows (US$ millions)	$430.2	$876.9	$388.9
NPV 5% discount rate (US$ millions)	$273.9	$587.4	$245.2
NPV 8% discount rate (US$ millions)	$211.9	$471.8	$188.3
NPV 10% discount rate (US$ millions)	$179.2	$410.7	$158.2

Case 1 is base case
Case 2 is near spot May 31, 2011
Case 3 is 3 year trailing average to March 31, 2011

Gold equivalent ounces referred to in the updated PA are based on prices of US$1100/oz gold and US$19/oz silver for recovered ounces, giving a ratio of 57.9 to convert recoverable silver ounces to gold equivalent ounces. After refining charges, net revenue per payable ounce has a ratio of 58.7 to 1. Gold equivalent ounces referred to in the mineral resource estimate tables are based on a ratio of gold to silver of 58.3 to 1.

Mineral resources within the updated PA proposed pit of the Carmen Deposit

As a result of re-estimating the mineral resources within the updated open pit, a portion of the total was classified in the measured category, as shown in the tables below:

Mineral Resource Estimate for Carmen Deposit within the 2011 Open Pit –Measured
(At Various Cut-off Grades)

		Grade			Contained Metal
Cut-off Grade	Tonnes	Gold	Silver	Recoverable AuEq[1]	Gold	Silver
(Recoverable AuEq[1] g/t)	(000s)	(g/t)	(g/t)	(g/t)	(oz)	(oz)
0.10	5,070	0.49	62.4	1.01	80,500	10,174,700
0.20	3,430	0.69	82.8	1.42	75,900	9,128,800
0.30*	2,540	0.88	102.4	1.84	71,700	8,365,400
0.40	2,120	1.02	115.9	2.14	69,300	7,899,700
0.50	1,800	1.16	129.5	2.43	67,000	7,493,400
0.60	1,570	1.29	142.1	2.72	65,300	7,172,500
0.70	1,410	1.41	152.0	2.95	63,700	6,888,500
0.80	1,320	1.48	158.0	3.10	62,700	6,703,500
0.90	1,240	1.55	163.6	3.24	61,700	6,524,000
1.00	1,170	1.62	169.1	3.38	60,900	6,359,700

1Note 1: Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$1050/oz gold and US$18/oz silver and estimated gold and silver recoveries for each block, using the following formula:
AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 18/1050)
Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (ozs)” and “Silver (ozs)” all relate to contained metal and are before metallurgical recoveries are applied.
*Base case

The mineral resources used in this updated PA were estimated by Gary Giroux P.Eng., Senior Associate of Micon, in April 2011 based on drill data up to October 2009 and the only difference to the October 2009 database used for the Carmen mineral resource estimate of November 2009 is the addition of 49 surface trench assays from November 2010 that were added to increase the available grade information near surface. This updated mineral resource estimate used for this updated PA resulted in no material changes to total mineral resources for gold and silver in the measured plus indicated or inferred categories. More complete details of the mineral resource estimates used in this updated PA are shown in the appendix to this news release.

Compliance with National Instrument 43-101

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to the measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.

Qualified Persons

The following qualified persons, as defined in National Instrument 43-101, were involved in the preparation of the PA and have read and approved the relevant technical portions of this news release:

  Mr. Richard Gowans, P. Eng., President and Metallurgical Engineer of Micon International Limited., Ontario, Canada

  Mr. Jim Leader, P. Eng., Senior Mining Engineer of Micon International Limited., British Columbia, Canada

  Mr. Christopher Jacobs, CEng, MIMMM of Micon International Limited., Ontario, Canada

  Mr Mike Godard, P. Eng., Senior Metallurgist for Micon International Limited., British Columbia, Canada

  Mr. Garth Kirkham, P.Geo., Principal Consultant of Kirkham Geosystems Ltd., British Columbia, Canada

  Mr Jeremy Haile, P. Eng., President and Civil Engineer of Knight Piésold Ltd, British Columbia, Canada

  Mr Gary Giroux P.Eng., Senior Associate of Micon International Limited, British Columbia, Canada

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by Mr. Petrus (Marius) Mare P.Geo., Vice-President Exploration of the Company.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Preliminary Assessment for Monterde in 2010 represented a significant step forward for Kimber and is expected to lead to further development and more advanced economic studies at the Monterde deposits including the completion of a pre-feasibility study during 2011.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email:news@kimberresources.com

Forward looking statements
Statements in this release may be viewed as forward-looking statements, including statements regarding estimates of mineral resources at Monterde, the preliminary assessment of the Monterde project, the conversion of inferred mineral resources to measured and indicated mineral resources, the conversion of mineral resources to mineral reserves, life of mine estimates, the potential for gold and silver mineral resources in the Carmen and Veta Minitas deposits and other targets within the Monterde project, the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words “expect”, “intend”, “hopes”, “should”, “believe”, “may”, “will”, “if”, “anticipates”, “potential for”, “potentially”, “suggests” and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and resource estimates, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the preliminary assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Kimber’s latest Annual Report on Form 20-F as recently filed on SEDAR and EDGAR. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by Mr. Petrus (Marius) Mare P.Geo., Vice-President Exploration of the Company. The exploration activities at the Monterde project site are carried out under the supervision of Mr. Mare, who is the designated Qualified Person under National Instrument 43-101 for the Monterde project. Mr. Petrus (Marius) Mare, Vice-President Exploration, is the designated Qualified Person (Q.P.) for the Monterde project being responsible for quality control and has verified the data being disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA/QC procedures incorporate blanks and duplicates inserted at the drill and standards inserted after sample preparation. Sample preparation was done by ALS Chemex at its Chihuahua laboratory. Pulps are analyzed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram sub-samples, using fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. High grade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms on its website (and certain press releases), such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure under the heading “Cautionary Note to U.S. Investors Regarding Mineral Reserve and Resource Estimates” in our latest annual report on Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Appendix of Supporting Information
To accompany Kimber News Release Dated June 8, 2011

1. Key mine plan parameters and assumptions

The following table details some of the key mine plan parameters and assumptions used in this Preliminary Assessment:

Project parameters	Amounts
Total tonnes of mill feed produced	11,674,000
Mill processing rate years 1 to 9	2,800 tpd
Mill processing production rate years 10 to 16	1,000 tpd
Open Pit
- Tonnes of mill feed produced	5,948,000
- Average gold grade	1.12g/t
- Average silver grade	98.7g/t
- Strip ratio	6.25
Underground
- Tonnes of mill feed produced	5,725,000
- Average gold grade	3.16g/t
- Average silver grade	85.0g/t
Average Gold recovery * open pit	95%
Average Silver recovery * open pit	62%
Average Gold recovery * underground	96%
Average Silver recovery* underground	58%
Recoverability after losses in solution and doré refining losses	98.5%
Total recoverable gold production (ounces)	748,100
Total recoverable silver production (ounces)	20,580,000
Payability factor - gold	99.5%
Payability factor - silver	98.0%
Mine Life	15.5 years
Initial capital	US$100.1 million
Life-of-mine capital	US$119.3 million
Average annual gold production
- First 9 years	58,400 ounces
- LOM	50,000 ounces
Average annual silver production
- First 9 years	1.9 million ounces
- LOM	1.3 million ounces
Total mining operating cost open pit LOM	US$14.50 /t milled
Total mining operating costs underground LOM	US$40.07 /t milled

Processing Cost	US$13.88 /t milled
G&A	US$0.98 /t milled
Corporate Tax Rate	28%

* Gold and silver recoveries are calculated as an average excluding losses in solution and refining doré losses which are detailed separately above (losses in solution and refining doré losses total 1.5% for both gold and silver).

Gold equivalent ounces referred to in the updated PA are based on prices of US$1100/oz gold and US$19/oz silver for recovered ounces, giving a ratio of 57.9 to convert recoverable silver ounces to gold equivalent ounces. After refining charges, net revenue per payable ounce has a ratio of 58.7 to 1. Gold equivalent ounces referred to in the mineral resource estimate tables are based on a ratio of gold to silver of 58.3 to 1.

2. Mineral resources within the updated PA proposed pit of the Carmen Deposit

The mineral resources used in this updated PA were estimated by Gary Giroux P.Eng., Senior Associate of Micon, in April 2011 based on drill data up to October 2009 and the only difference to the October 2009 database used for the Carmen mineral resource estimate of November 2009 is the addition of 49 surface trench assays from November 2010 that were added to increase the available grade information near surface. This updated mineral resource estimate used for this updated PA resulted in no material changes to total mineral resources for gold and silver in the measured plus indicated or inferred categories.

However, as a result of re-estimating the mineral resources within the updated open pit, a portion of the total was classified in the measured category, as shown in the tables below:

Mineral Resource Estimate for Carmen Deposit within the 2011 Open Pit –Measured
(At Various Cut-off Grades)

		Grade			Contained Metal
Cut-off Grade	Tonnes	Gold	Silver	Recoverable AuEq[1]	Gold	Silver
(Recoverable AuEq[1] g/t)	(000s)	(g/t)	(g/t)	(g/t)	(oz)	(oz)
0.10	5,070	0.49	62.4	1.01	80,500	10,174,700
0.20	3,430	0.69	82.8	1.42	75,900	9,128,800
0.30*	2,540	0.88	102.4	1.84	71,700	8,365,400
0.40	2,120	1.02	115.9	2.14	69,300	7,899,700
0.50	1,800	1.16	129.5	2.43	67,000	7,493,400
0.60	1,570	1.29	142.1	2.72	65,300	7,172,500
0.70	1,410	1.41	152.0	2.95	63,700	6,888,500
0.80	1,320	1.48	158.0	3.10	62,700	6,703,500
0.90	1,240	1.55	163.6	3.24	61,700	6,524,000
1.00	1,170	1.62	169.1	3.38	60,900	6,359,700

1Note 1: Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$1050/oz gold and US$18/oz silver and estimated gold and silver recoveries for each block, using the following formula:
AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 18/1050)

Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (ozs)” and “Silver (ozs)” all relate to contained metal and are before metallurgical recoveries are applied.
*Base case

Mineral Resource Estimate for Carmen Deposit within the 2011 Open Pit –Indicated
(At Various Cut-off Grades)

		Grade			Contained Metal
Cut-off Grade	Tonnes	Gold	Silver	Recoverable AuEq[1]	Gold	Silver
(Recoverable AuEq[1] g/t)	(000s)	(g/t)	(g/t)	(g/t)	(oz)	(oz)
0.10	8,280	0.49	48.9	0.90	129,600	13,025,000
0.20	5,210	0.73	65.9	1.34	121,900	11,033,200
0.30*	4,000	0.91	77.8	1.68	116,600	9,999,700
0.40	3,370	1.04	86.3	1.92	113,100	9,347,700
0.50	2,910	1.18	94.1	2.16	110,000	8,802,200
0.60	2,600	1.29	100.3	2.35	107,600	8,382,900
0.70	2,370	1.38	105.6	2.52	105,400	8,048,200
0.80	2,200	1.46	109.9	2.66	103,300	7,771,800
0.90	2,050	1.54	113.9	2.79	101,400	7,506,300
1.00	1,920	1.61	117.6	2.91	99,400	7,260,200

1Note 1: Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$1050/oz gold and US$18/oz silver and estimated gold and silver recoveries for each block, using the following formula:
AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 18/1050)
Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (ozs)” and “Silver (ozs)” all relate to contained metal and are before metallurgical recoveries are applied.
*Base case

Mineral Resource Estimate for Carmen Deposit within 2011 the Open Pit –Measured plus Indicated
(At Various Cut-off Grades)

		Grade			Contained Metal
Cut-off Grade	Tonnes	Gold	Silver	Recoverable AuEq[1]	Gold	Silver
(Recoverable AuEq[1] g/t)	(000s)	(g/t)	(g/t)	(g/t)	(oz)	(oz)
0.10	13,350	0.49	54.1	0.94	210,300	23,200,100
0.20	8,640	0.71	72.6	1.38	198,100	20,163,400
0.30*	6,550	0.90	87.3	1.74	188,500	18,394,200
0.40	5,490	1.03	97.7	2.01	182,300	17,246,500
0.50	4,720	1.17	107.6	2.26	177,400	16,330,500
0.60	4,170	1.29	116.0	2.49	173,000	15,551,400
0.70	3,780	1.39	122.9	2.68	169,100	14,937,500
0.80	3,520	1.47	127.9	2.82	166,100	14,478,800
0.90	3,290	1.54	132.7	2.96	163,100	14,037,400
1.00	3,090	1.61	137.1	3.09	160,300	13,621,200

1Note 1: Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$1050/oz gold and US$18/oz silver and estimated gold and silver recoveries for each block, using the following formula:
AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 18/1050)
Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (ozs)” and “Silver (ozs)” all relate to contained metal and are before metallurgical recoveries are applied.
*Base case

Mineral Resource Estimate for Carmen Deposit within the 2011 Open Pit –Inferred
(At Various Cut-off Grades)

		Grade			Contained Metal
Cut-off Grade	Tonnes	Gold	Silver	Recoverable AuEq[1]	Gold	Silver
(Recoverable AuEq[1] g/t)	(000s)	(g/t)	(g/t)	(g/t)	(oz)	(oz)
0.10	3,210	0.42	38.9	0.73	43,300	4,015,600
0.20	2,110	0.60	49.3	1.04	40,800	3,345,300
0.30*	1,680	0.72	55.6	1.24	38,900	3,002,600
0.40	1,400	0.83	60.8	1.41	37,200	2,735,300
0.50	1,190	0.94	65.6	1.59	35,900	2,510,100
0.60	1,020	1.05	69.9	1.76	34,300	2,293,300
0.70	900	1.15	74.0	1.92	33,200	2,140,000
0.80	800	1.24	77.6	2.05	31,800	1,995,200
0.90	720	1.32	81.1	2.19	30,600	1,878,100
1.00	660	1.39	84.3	2.30	29,600	1,788,400

1 Note 1: Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$1050/oz gold and US$18/oz silver and estimated gold and silver recoveries for each block, using the following formula:
AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 18/1050)
Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (ozs)” and “Silver (ozs)” all relate to contained metal and are before metallurgical recoveries are applied.
*Base case

3. High grade mineral resource estimates at various cut-off grades outside the 2011 proposed open pit of the Carmen Deposit

The high grade mineral resource estimates at various cut-off grades outside the 2011 proposed open pit are shown below.

High Grade Mineral Resource Estimate for Carmen Deposit - Indicated
(At Various Cut-off Grades Outside the 2011 proposed Open Pit)

		Grade			Contained Metal
Cut-off Grade	Tonnes	Gold	Silver	Recoverable AuEq[1]	Gold	Silver
(Recoverable AuEq[1] g/t)	(000s)	(g/t)	(g/t)	(g/t)	(oz)	(oz)
1.50	2,990	3.99	112.8	5.05	383,100	10,848,200
2.00*	2,800	4.16	113.4	5.27	374,900	10,204,900
2.50	2,520	4.44	116.3	5.61	359,300	9,426,600
3.00	2,200	4.78	120.6	6.03	338,000	8,533,500
3.50	1,840	5.22	126.5	6.57	308,500	7,480,700
4.00	1,520	5.68	134.0	7.16	277,500	6,546,200

1 Note 1: Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$1050/oz gold and US$18/oz silver and estimated gold and silver recoveries for each block, using the following formula:
AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 18/1050)
Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (ozs)” and “Silver (ozs)” all relate to contained metal and are before metallurgical recoveries are applied.
*Base case

High Grade Mineral Resource Estimate for Carmen Deposit - Inferred
(At Various Cut-off Grades Outside the 2011 proposed Open Pit)

		Grade			Contained Metal
Cut-off Grade	Tonnes	Gold	Silver	Recoverable AuEq[1]	Gold	Silver
(Recoverable AuEq[1] g/t)	(000s)	(g/t)	(g/t)	(g/t)	(oz)	(oz)
1.50	2,260	3.73	70.2	4.43	270,700	5,099,300
2.00*	2,070	3.93	73.6	4.68	261,800	4,897,600
2.50	1,811	4.25	76.2	5.03	247,600	4,437,500
3.00	1,558	4.59	77.8	5.40	229,900	3,898,200
3.50	1,287	4.99	81.0	5.86	206,600	3,351,700
4.00	1,027	5.45	85.5	6.39	180,100	2,822,000

1 Note 1: Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$1050/oz gold and US$18/oz silver and estimated gold and silver recoveries for each block, using the following formula:
AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 18/1050)
Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (ozs)” and “Silver (ozs)” all relate to contained metal and are before metallurgical recoveries are applied.
*Base case